UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-CEN
	☐	Form N-CSR

For Period Ended: September 26, 2026

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates:

PART I — REGISTRANT INFORMATION

Driven Brands Holdings Inc.
Full Name of Registrant

N/A
Former Name if Applicable

440 South Church Street, Suite 700
Address of Principal Executive Officer (Street and Number)

Charlotte, North Carolina 28202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Driven Brands Holdings Inc. (the “Company”) needs additional time to prepare its Form 10-Q for the quarter ended September 26, 2026 (the “2026 Q3 Form 10-Q”) as a result of the determination of the Company’s Audit Committee, on October 31, 2026, that it must restate its previously issued consolidated financial statements for the fiscal years ended December 27, 2025 (“fiscal year 2025”), December 28, 2024 (“fiscal year 2024”), and December 30, 2023 (“fiscal year 2023”), contained in the Company’s Annual Report on Form 10-K for the fiscal year 2025 (the “2025 Form 10-K”) filed with the Securities and Exchange Commission (“SEC”) on May 19, 2026, and the unaudited quarterly financial information for fiscal years 2025 and 2024 included therein, and in its previously issued unaudited condensed consolidated financial statements for the quarterly periods ended March 28, 2026 and June 27, 2026, filed with the SEC on June 11, 2026 and August 6, 2026, respectively (the “2026 Quarterly Reports”), as disclosed in the Company’s Current Report on Form 8-K filed under Item 4.02 on November 3, 2026 (the “Restatement”). The errors described above were identified after the filing of the 2025 Form 10-K, principally while preparing the fiscal year 2025 financial statements of certain of its subsidiaries that are parties to our Whole Business Securitization.

In connection with the Restatement, management is assessing the effect of the Restatement on the Company’s internal control over financial reporting and its disclosure controls and procedures. The Company previously disclosed material weaknesses in the 2025 Form 10-K and 2026 Quarterly Reports. Management’s assessment includes evaluating the relationship of the control deficiencies associated with the Restatement to the previously reported material weaknesses, whether any additional material weaknesses should be reported, and whether the disclosures regarding any previously reported material weaknesses should be expanded or otherwise revised. Management has taken and is taking additional steps to remediate the material weaknesses in our internal control over financial reporting. The Company’s review of the financial statements and evaluation of its internal control over financial reporting is ongoing, and the Company may identify further material errors or material weaknesses.

The Company continues to dedicate significant resources to completing the Restatement and the 2026 Q3 Form 10-Q and is working diligently to file them as soon as practicable.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “may,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s plans, beliefs and expectations relating to the Restatement, the preparation and filing of amendments to the 2025 Form 10-K and the 2026 Quarterly Reports. They also include statements regarding the results of the ongoing review of the Company’s financial statements, the evaluation of its internal control over financial reporting and the remediation of material weaknesses. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond the Company’s control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the risk that additional information may arise out of the continuing review of the financial statements and the evaluation of accounting practices; the preparation of the Company’s restated financial statements or other subsequent events that would require the Company to make additional adjustments, or to identify additional material weaknesses; the risk that the Company will not complete the Restatement or file its amended or future SEC reports within the periods it currently expects; the consequences of any failure to timely file periodic reports, including under the listing rules of The Nasdaq Stock Market LLC, and the agreements governing the Company’s securitization and credit facilities; the costs of the Restatement and of remediating material weaknesses; securities litigation and any regulatory inquiries or proceedings relating to the Company’s financial reporting; and inherent limitations in internal control over financial reporting. For other risk factors affecting the Company, see “Risk Factors” in the 2025 Form 10-K as well as in our other filings with the SEC. Forward-looking statements represent our estimates and assumptions only as of the date on which they are made, and the Company undertakes no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notiﬁcation

Michael Diamond	704	377-8855
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in the Company’s Current Report on Form 8-K filed under Item 4.02 on November 3, 2026, management has identified several errors in its financial statements. As a part of the Restatement, management continues to evaluate the Company’s financial statements for any further errors that may not yet have been identified, and as a result, management is not currently able to provide a reliable estimate of the impact on its prior period financial statements.

Driven Brands Holdings Inc.
(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 6, 2026	By	/s/ Michael F. Diamond
	Name:	Michael F. Diamond
	Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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